DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
23 rd Floor, Building A, Galaxy Century Building, No. 3069 Caitian Road,
Futian District, Shenzhen
People’s Republic of China
Post Code: 518052

August 14, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Alan Morris
100 F Street, NE
Washington, D.C. 20549-6010
Fax: (202) 772-9218

Diguang International Development Co., Ltd.
Request for Withdrawal of Amendment No. 2 to Form S-1
Filed on August 8, 2008
File No. 333-135061

Ladies and Gentlemen:

On behalf of Diguang International Development Co., Ltd., the “Company”, we hereby make an application to the Securities and Exchange Commission, the “Commission”, to withdraw our Amendment No. 2 to Form S-1 filed on August 8, 2008, the “Amendment”, due to the fact that the Amendment was transmitted to and accepted by the Commission on August 8, 2008 under the File Number “333-135061” as pre-effective amendment rather than File Number “333-135061 as post effective amendment.” The accession number for the filing is 0001144204-08-044741.

The Company intends to immediately re-file the Amendment as post effective amendment under File Number “333-135061” as post effective amendment.

Please call Simon Luk of Heller Ehrman at (852) 2292 2222 or Eva Tsui at (852) 2292 2193 with any questions.

This amendment withdrawal is being filed to correct a wrong registration file number inadvertently assigned to the filed Amendment. The corrected Post Effective Amendment No. 2 will subsequently be filed.

Sincerely,

Diguang International Development Co., Ltd.

/s/ Hong Song
Hong Song
Chief Operating Officer